EXHIBIT 99.2

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2015 and the audited consolidated financial statements for the year ended December 31, 2014 and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated May 11, 2015 and discloses specified information up to that date. Avino is classified as a “venture issuer” for the purposes of National Instrument 51-102. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in Canadian dollars.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avino.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico and in British Columbia and the Yukon Territory, Canada. Avino is a reporting issuer in British Columbia and Alberta and a foreign issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the TSX Venture Exchange, Tier 1, under the symbol “ASM”, on the NYSE MKT under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

Overall Performance and Highlights

During the three months ended March 31, 2015, the Company produced 1,296 tonnes of bulk silver/gold concentrate from its San Gonzalo mine, and recognized revenues of $4,285,541 on the sale of 1,191 tonnes of bulk silver/gold concentrate for a gross profit of $2,087,856. Metal prices for revenues recognized during the three months ended March 31, 2015, weighted by dollar of revenue recognized, averaged US$16.22 per ounce of silver and US$1,188.48 per ounce of gold.

Cash cost per silver equivalent (“AgEq”) ounce for the three months ended March 31, 2015 was $8.60 while all-in sustaining cash cost per AgEq ounce was $12.36. The Company had no revenue from the Avino stockpiles during the first quarter of 2015 as the Company re-allocated capacity to processing additional material from San Gonzalo.

During the three months ended March 31, 2015, the Company also produced 1,775 dry tonnes of bulk silver/gold/copper concentrate from the newly re-opened Avino Mine. The Company received $5,066,400 as a prepayment for the Avino Mine concentrate during the three months ended March 31, 2015.The concentrate was shipped in April 2015.

The Company’s cash and cash equivalents at March 31, 2015 totaled $4,894,659 compared to $4,249,794 at December 31, 2014, while working capital totaled $2,352,345 at March 31, 2015 compared to $6,617,877 at December 31, 2014.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the three months ended March 31, 2015 have been conducted on its Avino Property and its Bralorne Mine property.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

The Company holds a 99.66% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 hectares (excluding La Potosina) and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with a processing facility which presently processes all output from the San Gonzalo and Avino Mines located on the property.

The Company also holds a 100% interest in in the Bralorne Mine property through its ownership of Bralorne Gold Mines Ltd. The Bralorne Mine property consists of a comprehensive package of mineral claims, land parcels, and equipment and infrastructure assembled during historic mining operations in the Bridge River mining camp of southwest British Columbia.

Consolidated First Quarter 2015 Production Highlights

Comparative production numbers from Q1 2015 and Q1 2014 are presented below:

	Q1 2015	Q1 2014	% Change
Total Silver Produced (oz) calculated	363,210	232,401	56%
Total Gold Produced (oz) calculated	1,750	1,273	37%
Total Copper Produced (lbs) calculated	872,884	N/A	N/A
Total Silver Eq. Produced (oz) calculated*	652,620	323,898	101%

___________

*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource and the re-opening of the Avino Mine, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Avino Mine First Quarter 2015 Production Highlights

On January 1, 2015, Avino’s recently completed Mill Circuit 3 transitioned to processing new material taken from underground at the Avino Mine. Since the circuit was not operational during Q1 2014, no comparative data is available. At the time of this MD&A, advancement mining of the vein had been completed on level 11.5 and work has commenced on levels 12 and 12.5. There is a distance of 14 metres between these two levels.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

Results for Q1 2015 are as follows:

	Q1 2015	Notes
Tonnes Mined	36,318
Underground Advancement (m)	980
Mill Availability (%)	96
Total Mill Feed (dry tonnes)	76,547	1,2
Feed Grade Silver (g/t)	64	3
Feed Grade Gold (g/t)	0.36	3
Feed Grade Copper (%)	0.58	3
Recovery Silver (%)	89
Recovery Gold (%)	82
Recovery Copper (%)	89
Copper Concentrate (dry tonnes)	1,775
Copper Concentrate Grade Silver (Kg/t)	2.46
Copper Concentrate Grade Gold (g/t)	12.61
Copper Concentrate Grade Copper (%)	22.3
Total Silver Produced (kg)	4,371
Total Gold Produced (g)	22,391
Total Copper Produced (Kg)	395,934
Total Silver Produced (oz) calculated	140,518
Total Gold Produced (oz) calculated	720
Total Copper Produced (Lbs)	872,884
Total Silver Equivalent Produced (oz) calculated*	355,924

_____________

*The silver equivalent ratio was calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

First Quarter 2015 Highlights

1.	During Q1, mill tonnage throughput increased on a monthly basis as Mill Circuit 3 was being fine-tuned.

2.	The newly purchased weightometer was installed during the quarter in order to closely monitor the daily production throughput.

3.

Feed grades and recoveries for copper, silver and gold continued to be similar to those of Mill Circuit 2 during Q4 2014 while that circuit was being used to process new underground material from the Avino Mine.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource and the re-opening of the Avino Mine, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

San Gonzalo Mine First Quarter 2015 Production Highlights

During Q1, San Gonzalo mill feed came primarily from stopes on levels 5 and 6 as well as the drift mineralized mined materials to the east from levels 3, 4, 5 and 6. The ramp advanced from level 7 to 8 and the drift to the east on level 7 was halted pending further exploration drilling results. A new drift on the level 6.5 at elevation 2061 MASL has commenced to the east and west.

Comparative figures for Q1 2015 and Q1 2014 for the San Gonzalo mine are as follows:

	Q1 2015	Q1 2014	% Change	Notes
Tonnes Mined	26,712	16,252	64%
Underground Advancement (m)	1,181	893	32%
Mill Availability (%)	95	98	-3%	4
Total Mill Feed (dry tonnes)	18,809	19,784	-5%	4
Feed Grade Silver (g/t)	308	355	-13%	1
Feed Grade Gold (g/t)	1.54	2.02	-24%	1
Recovery Silver (%)	84	84	0%	3
Recovery Gold (%)	75	76	-1%	3
Bulk Concentrate (dry tonnes)	607	652	-7%
Bulk Concentrate Grade Silver (kg/t)	8.02	9.02	-11%
Bulk Concentrate Grade Gold (g/t)	35.9	46.7	-23%
Total Silver Produced (kg)	4,871	5,883	-17%	2
Total Gold Produced (g)	21,789	30,441	-28%	2
Total Silver Produced (oz) calculated	156,606	189,138	-17%	2
Total Gold Produced (oz) calculated	701	979	-28%	2
Total Silver Equivalent Produced (oz) calculated*	206,956	259,504	-20%

__________________

* For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag and $1,150 oz Au. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

First Quarter 2015 Highlights

1.

San Gonzalo Mill Circuit 1 production was lower in Q1 2015 compared to Q1 2014 due to lower silver and gold feed grades by 13% and 24% respectively. These lower grades were anticipated in the budget and were expected in the areas that are currently being mined.

2.	The lower feed grades resulted in lower volumes of gold and silver produced by 28% and 17% respectively.

3.	Recoveries for gold and silver were similar to rates experienced in the comparative period.

4.	The tonnage throughput was lower due to slightly lower mill availability.

Overall, the reduced grades are consistent with expectations for the current zones where mining activities are taking place. Results for the first quarter of the previous year were anomalous to expected results over the estimated life of the San Gonzalo mine. The Company continues to move forward with its exploration program.

Under National Instrument 43-101, the Company is required to disclose that it has not based its project exploration and evaluation decisions on NI 43-101-compliant resource or reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource and the re-opening of the Avino Mine, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

San Gonzalo Stockpile Mill Feed (Mill Circuit 2) First Quarter 2015

Based on considering feed grades, recovery rates, and other factors, for the three months ended March 31, 2015, Mill Circuit 2 was used to process accumulated mill feed sourced from the San Gonzalo Mine stockpile. The San Gonzalo Mine stockpile was comprised of material accumulated during the advancement of the San Gonzalo vein system that would have been dilutive to the feed grade being processed using Mill Circuit 1. In previous quarters, Mill Circuit 2 had been used to process historic above ground stockpiles left behind from open pit mining of the Avino vein and to process new material extracted from underground at the Avino Mine during the commissioning phase. During the three months ended March 31, 2015, Mill Circuit 2 processed 19,097 dry tonnes of San Gonzalo Mine stockpile mill feed for a total of 66,087 oz of silver and 329 oz of gold, or 89,740* oz of silver equivalent. San Gonzalo Mine stockpiles were depleted during the second quarter of 2015 and the Company will continue to assess the optimal feed material for Mill Circuit 2 based on metals prices, feed grades, recovery rates, concentrate grades and other factors.

* The silver equivalent ratio was calculated using metal prices of $16 oz Ag and $1,150 oz Au. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production and project exploration and evaluation decisions on NI 43-101-compliant resource or reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource and the re-opening of the Avino Mine, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

Exploration

In a news release dated June 5, 2014, Avino provided details of its 2014-5 drill program. In 2014, Avino completed 3,632 metres of drilling through 15 holes both above and below surface in the area around the San Gonzalo Mine. Thus far in 2015, a further 1,114 meters through 15 holes have been drilled. Results will be released once the program is complete.

Bralorne Mine

The Bralorne Mine is in the exploration and evaluation stage and proceeds from gold flotation concentrate, gold doré bars and silver contained within the gold doré bars produced during the exploration and evaluation stage are recorded as a component of exploration and evaluation assets.

As a result of unseasonably high temperatures and rainfall in December 2014, management decided to place the Bralorne mill on care and maintenance until a decision is made with respect to raising the embankment dam for the tailings storage facility, which is expected in the second quarter of 2015. During the first quarter of 2015, exploration drilling was ongoing and maintenance was conducted on the mill and the underground rail infrastructure. Underground advancement in anticipation of the mill restart was also underway. Additionally, two new scooptrams were ordered, one of which has arrived as of the date of this MD&A, and the search is underway for additional new heavy equipment. Strategic planning alternatives, including new mining methods tailored to the attributes of the Bralorne resource, are being evaluated with input from independent engineering firms SNC Lavalin and Entech Mining. The Company has also opened lines of communications with First Nations groups and management continues its efforts to build meaningful progressive relationships with its stakeholders. Should exploration drilling lead to potential new resources, Avino will consider expanding the existing mine and mill infrastructure.

Quality Assurance/Quality Control

At the Avino property, mill assays are performed at the on-site lab. Check samples are sent to Inspectorate Labs in Reno, Nevada for verification. All concentrate shipments are assayed by independent third party labs such as AHK, LSI, Alex Stewart and SGS.

At the Bralorne Mine, gold production is reconciled to gold contained in flotation and gravity concentrates. Flotation concentrate assays are performed at the ALS Laboratories in North Vancouver, British Columbia or Met-Solve Laboratories Inc. in Langley, British Columbia, both ISO certified independent laboratories. Check samples on composite samples collected are performed by AH Knight in South Carolina, USA and umpire assays are performed by ALS Inspection UK Ltd. in Knowsley, England. Gold produced in gravity concentrate is reconciled from settlement assays received from the refiner. Check assays are performed on duplicate samples of gold doré by ALS Laboratories in North Vancouver.

Qualified Person(s)

Avino's Mexican projects are under the supervision of Mr. Chris Sampson, P.Eng, BSc, Avino consultant and Mr. Jasman Yee, P.Eng, Avino director; Avino’s Bralorne Mine project is under the supervision of Dr. Mathew Ball, P.Geo. These individuals are qualified persons (“QP”) within the context of National Instrument 43-101. The respective QP’s have reviewed and approved all the applicable technical data in this MD&A.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

Outlook

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

Management remains focused on the following key objectives:

1.	Maintain profitable mining operations while managing operating costs and improving efficiencies;

2.	Integrate Bralorne Gold Mine’s operations into Avino’s corporate structure;

3.	Continue to explore regional targets on the Avino Property followed by other properties in our portfolio; and

4.	Assess the potential for processing the oxide tailings resource from previous milling operations (PEA issued in 2012).

Non – IFRS Measures

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

Management of the Company believes that the Company’s ability to control the cash cost per silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost because it believes that it more fully defines the total current cost associated with producing a silver equivalent ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent ounces, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $nil for the three months ended March 31, 2015 and the three months ended March 31, 2014, as substantially all of the mining equipment used at San Gonzalo and at the Avino stockpiles has been newly purchased or refurbished. The Company has planned for sustaining capital expenditures in future periods in accordance with mine operating plans and expected equipment utilization levels.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

Although this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

The Company also presents cash flow per share as it believes it assists investors and other stakeholders in evaluating the Company's overall performance and its ability to generate cash flow from current operations.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures.

Cash Cost per Silver Equivalent Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost per silver equivalent ounce sold. In each table, “silver equivalent ounces sold” consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

San Gonzalo	2015	2014
	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$2,197,685	$9,458,184	$2,672,150	$2,205,694	$2,278,459	$2,301,881
Stock-based compensation	-	(59,400)	-	(59,400)	-	-
Depletion and depreciation	(21,005)	(1,153,809)	(289,503)	(303,674)	(297,776)	(262,856)
Cash production cost	2,176,680	8,244,975	2,382,647	1,842,620	1,980,683	2,039,025
Silver equivalent ounces sold	253,194	913,275	244,956	196,433	235,308	236,578
Cash cost per silver equivalent ounce	$8.60	$9.03	$9.73	$9.38	$8.42	$8.62

During the first quarter 2015, the cash cost per silver equivalent ounce at San Gonzalo decreased by $1.13 compared to the preceding quarter primarily due to the effects of foreign exchange. Cash cost per silver equivalent ounce has changed insignificantly from the first quarter 2014.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

Avino Stockpiles	2015	2014
	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$-	$1,935,219	$-	$788,441	$514,534	$632,244
Stock-based compensation	-	-	-	-	-	-
Depletion and depreciation	-	(105,585)	-	(22,130)	(42,846)	(40,609)
Cash production cost	-	1,829,634	-	766,311	471,688	591,635
Silver equivalent ounces sold	-	171,754	-	55,321	47,500	68,933
Cash cost per silver equivalent ounce	$-	$10.65	-	$13.85	$9.93	$8.58

During the first quarter of 2015 the Company did not process Avino Stockpile material as Mill Circuit 2 was used to process San Gonzalo Mine stockpile material.

Consolidated	2015	2014
	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$2,197,685	$11,393,404	$2,672,151	$2,994,135	$2,792,993	$2,934,125
Stock-based compensation	-	(59,400)	-	(59,400)	-	-
Depletion and depreciation	(21,005)	(1,259,394)	(289,503)	(325,804)	(340,622)	(303,465)
Cash production cost	2,176,680	10,074,610	2,382,648	2,608,931	2,452,371	2,630,660
Silver equivalent ounces sold	253,194	1,085,029	244,956	251,754	282,808	305,511
Cash cost per silver equivalent ounce	$8.60	$9.29	$9.73	$10.36	$8.67	$8.61

All-in Sustaining Cash Cost per Silver Equivalent Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to all-in sustaining cash cost per silver equivalent ounce sold. In each table, “silver equivalent ounces sold” consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

San Gonzalo	2015	2014
	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$2,197,685	$9,458,184	$2,672,150	$2,205,694	$2,278,459	$2,301,881
Stock-based compensation	-	(59,400)	-	(59,400)	-	-
Depletion and depreciation	(21,005)	(1,153,809)	(289,503)	(303,674)	(297,776)	(262,856)
Cash production cost	2,176,680	8,244,975	2,382,647	1,842,620	1,980,683	2,039,025
Operating and administrative expenses	959,919	3,491,377	394,970	1,275,149	776,533	1,044,725
Share-based payments	(8,386)	(809,427)	(98,410)	(701,102)	(3,163)	(6,752)
Cash operating cost	3,128,213	10,926,925	2,679,207	2,416,667	2,754,053	3,076,998
Silver equivalent ounces sold	253,194	913,275	244,956	196,433	235,308	236,578
All-in sustaining cash cost per silver equivalent ounce	$12.36	$11.96	$10.94	$12.30	$11.70	$13.01

During the first quarter 2015, all-in sustaining cash cost per silver equivalent ounce at San Gonzalo decreased by $0.65 compared to the same quarter last year as a result of more AgEq ounces sold. Compared to the immediately preceding quarter, all-in sustaining cash cost per silver equivalent ounce at San Gonzalo increased by $1.42 reflecting higher operating and administrative expenses due to one-time year end adjustments in the fourth quarter of 2014.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

Avino Stockpiles	2015	2014
	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$-	$1,935,219	$-	$788,441	$514,534	$632,244
Stock-based compensation	-	-	-	-	-	-
Depletion and depreciation	-	(105,585)	-	(22,130)	(42,846)	(40,609)
Cash production cost	-	1,829,634	-	766,311	471,688	591,635
Operating and administrative expenses	-	633,781	-	202,948	173,345	257,488
Share-based payments	-	(113,955)	-	(111,585)	(706)	(1,664)
Cash operating cost	-	2,349,460	-	857,674	644,327	847,459
Silver equivalent ounces sold	-	171,754	-	55,321	47,500	68,933
All-in sustaining cash cost per silver equivalent ounce	$-	$13.68	$-	$15.50	$13.56	$12.29

During the first quarter of 2015 the Company did not process Avino Stockpile material as Mill Circuit 2 was used to process San Gonzalo Mine stockpile material.

Consolidated	2015	2014
	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$2,197,685	$11,393,404	$2,672,151	$2,994,135	$2,792,993	$2,934,125
Stock-based compensation	-	(59,400)	-	(59,400)	-	-
Depletion and depreciation	(21,005)	(1,259,394)	(289,503)	(325,804)	(340,622)	(303,465)
Cash production cost	2,176,680	10,074,610	2,382,648	2,608,931	2,452,371	2,630,660
Operating and administrative expenses	959,919	4,125,158	394,970	1,478,097	949,878	1,302,213
Share-based payments	(8,386)	(923,382)	(98,410)	(812,687)	(3,869)	(8,416)
Cash operating cost	3,128,213	13,276,386	2,679,208	3,274,341	3,398,380	3,924,457
Silver equivalent ounces sold	253,194	1,085,029	244,956	251,754	282,808	305,511
All-in sustaining cash cost per silver equivalent ounce	$12.36	$12.24	$10.94	$13.01	$12.02	$12.85

For the three months ended March 31, 2015, the Company decreased its consolidated all-in sustaining cash cost per AgEq ounce by $0.49 from $12.85 in 2014 to $12.36 in 2015.

The Company continues to review its expenditures, and is maintaining cost reduction programs in key areas to achieve lower costs. Further, the Company has continued to improve efficiencies at its San Gonzalo Mine by improving efficiencies in the mill and adding experienced mining professionals in Mexico with significant expertise in a variety of extraction and processing operations.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the period.

	Three Months Ended March 31,
	2015	2014
Operating cash flows before movements in working capital	$1,118,081	$1,631,349
Weighted average number of shares outstanding
Basic	35,502,545	29,678,371
Diluted	36,316,952	30,739,038
Cash Flow per Share – basic and diluted	$0.03	$0.05

Working Capital

	March 31, 2015	December 31, 2014
Current assets	$14,406,154	$13,094,025
Current liabilities	(12,053,809)	(6,476,148)
Working Capital	$2,352,345	$6,617,877

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

Results of Operations

Summary of Quarterly Results

	2015	2014	2014	2014	2014	2013	2013	2013
Period ended	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2
Revenue	$4,285,541	$3,714,692	$4,704,213	$5,104,921	$5,774,127	$3,831,123	$3,821,622	$4,951,952
Earnings (Loss) for the period	376,287	469,145	787,805	(87,097)	1,344,316	(1,625,762)	938,694	1,447,301
Earnings (Loss) per Share - basic	0.01	0.01	0.02	(0.00)	0.05	(0.06)	0.03	0.05
Earnings (Loss) per Share - diluted	0.01	0.01	0.02	(0.00)	0.04	(0.06)	0.03	0.05
Total Assets	$70,197,816	$61,416,147	$53,291,603	$49,773,734	$48,358,440	$34,552,245	$30,848,797	$29,928,165

•

Revenue in Q1 2015 was lower than that of Q1 2014 as a result of lower metals prices and a lower volume of silver equivalent ounces sold. In the previous year, revenue in Q1 2014 was higher than any of the comparative quarters due to higher grades and better recoveries.

•

Earnings in Q1 2015 were lower due to lower revenue realized. Earnings in Q2 2014 were impacted by a significant foreign exchange loss and a substantial unrealized loss related to the increase in the estimated fair value of the Company’s warrant liability. In Q4 2014, these effects were largely reversed due to favourable movements in exchange rates and in market variables used to value the warrant liability.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange, fair value adjustments to the warrant liability, and deferred income taxes.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

Three months ended March 31, 2015 compared to the three months ended March 31, 2014:

	2015	2014	Notes
Revenue from Mining Operations	$4,285,541	$5,774,127	1
Cost of Sales	(2,197,685)	(2,934,125)	2
Mine Operating Income	2,087,856	2,840,002

Operating Expenses
General and administrative expenses	960,727	1,309,118	3
Share-based payments	8,386	8,416
Operating earnings	1,118,743	1,522,468

Other Items
Foreign exchange gain (loss)	59,993	(71,121)	5
Unrealized gain (loss) on investments in related companies	31,046	(1,842)
Interest and other income	27,279	5,469
Fair value adjustment on warrant liability	(35,089)	781,727	4
Accretion of reclamation provision	(33,878)	-
Unrealized loss on investments in other companies	(5,000)	-
Net Income Before Income Taxes	1,163,094	2,236,701

Income Taxes
Current income tax expense	(250,971)	(152,669)	6
Deferred income tax (expense)	(535,836)	(739,716)	6
	(786,807)	(892,385)
Net Income	376,287	1,344,316	7

Earnings per Share
Basic	$0.01	$0.05	7
Diluted	$0.01	$0.04	7

1.

Revenues for the three months ended March 31, 2015 were $4,285,541 compared to $5,774,127 for the three months ended March 31, 2014. The decrease of $1,488,586 reflects lower average silver and gold prices during the quarter as well as a reduction by 17% of silver equivalent ounces sold due to lower silver and gold grades.

2.

Total cost of sales for the three months ended March 31, 2015 was $2,197,685 compared to $2,934,125 in the comparative quarter. The decrease of $736,440 is due to a decrease in the processing of historical stockpiles.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

3.

General and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, travel, and promotion. For the three months ended March 31, 2015, general and administrative expenses were $960,727 compared to $1,309,118 for the three months ended March 31, 2014. The decrease of $348,391 is the result of a decrease in management and consulting fees due to a one-time bonus to the CEO in 2014 and a general decrease in salaries and office expenses.

4.

The fair value adjustment on the Company’s warrant liability relate to the issuance of U.S. dollar denominated warrants which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate and in the variables used in the valuation model, such as share price and expected share price volatility.

5.

Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar. The strengthening U.S. dollar against the Canadian dollar in the current period led to significant foreign exchange gains on the Company’s net monetary U.S. dollar assets.

6.

Current income tax of $250,971 in the three months ended March 31, 2015 compared to $152,669 in the three months ended March 31, 2014. The increase reflects the liability for Mexican tax on current income as a result of utilizing all available tax loss carry forwards in 2014.

Deferred income tax expense was $535,836 for the three months ended March 31, 2015, compared to $739,716 in the comparative period. Deferred income tax expense fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors.

7.

As a result of the foregoing, net income for the three months ended March 31, 2015, was $376,287, a decrease of $968,029 compared to the three months ended March 31, 2014. The decrease in net income has decreased basic and diluted earnings per share from earnings of $0.05 and $0.04 respectively for the three months ended March 31, 2014 to earnings of $0.01 (basic and diluted) for the three months ended March 31, 2015.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash and cash equivalents, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to complete advancement and sustain profitable operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from current cash and cash equivalents and from further financing as required in order to fund ongoing exploration activities and meet its objectives, including the commencement of production at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is in part dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control, and there is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below:

Intended Use of Proceeds	Actual Use of Proceeds

Since July 2014, the Company received gross proceeds of US$1,843,593 in connection with a brokered at-the-market offering issued under a prospectus supplement. The Company intends to use the proceeds to advance the exploration of the Bralorne Mine property and the Avino property, and for working capital.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In February 2014, the Company closed a brokered private placement for gross proceeds of US$5 million and an at-the-market brokered public offering for gross proceeds of US$5,741,668. The Company plans to use the funds for advancing the Avino Mine and for the Company’s mining operations in Mexico, as well as for general working capital requirements.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones. In advancing the Avino Mine, and in supporting mining operations in Mexico, the Company incurred exploration expenditures of $3,901,711 (excluding depreciation of $186,130 and foreign exchange of $742,368) and acquired property and equipment of $750,054 during the three months ended March 31, 2015.

In advancing the Bralorne Mine, the Company incurred exploration expenditures of $1,902,218. The Company intends to continue to explore its properties, subject to market conditions and the ability to continue to obtain suitable financing.

In December 2014, the Company’s master credit facility with Caterpillar Finance was renewed for US$5,375,400. The facility is being used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activities at the Avino Mine.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was US$1,959,386 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

Discussion and analysis relating to the Company’s liquidity as at March 31, 2015 and December 31, 2014 is as follows:

Statement of Financial Position	March 31, 2015	December 31, 2014
Cash and Cash Equivalents	$4,894,659	$4,249,794
Working Capital	2,352,345	6,617,877
Accumulated Deficit	(25,548,069)	(25,924,356)

Cash Flow

	March 31, 2015	March 31, 2014
Cash generated by operating activities	$1,266,514	$1,294,259
Cash generated by (used in) financing activities	(161,932)	11,043,306
Cash used in investing activities	(445,466)	(1,200,059)
Change in cash and cash equivalents	659,116	11,137,506
Effect of exchange rate changes on cash and cash equivalents	(14,251)	222,232
Cash and cash equivalents, beginning of period	4,249,794	3,839,595
Cash and cash equivalents, end of period	$4,894,659	$15,199,333

Operating Activities:

Cash generated by operating activities for the quarter ended March 31, 2015, was $1,266,514 compared to cash generated by operating activities of $1,294,259 for the quarter ended March 31, 2014. Cash generated by operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities:

Cash used by financing activities was $161,932 for the quarter ended March 31, 2015 compared to cash generated of $11,043,306 in the quarter ended March 31, 2014, a decrease of $11,205,238. Cash provided by financing activities for the quarter ended March 31, 2015, relates to the issuance of common shares and units in a brokered at-the-market offering issued under a prospectus supplement and upon the exercise of stock options. During the quarter ended March 31, 2015, the Company issued common shares and units in brokered at-the-market offerings generating net cash flows of $35,080 (2014 – $10,992,326), and employees, consultants, and directors exercised stock options generating cash flows of $144,570 (2014 – $136,762). During the quarter ended March 31, 2015, the Company also made finance lease payments of $341,582 (2014 - $85,782).

Investing Activities:

Cash used in investing activities for the quarter ended March 31, 2015, was $445,466 compared to $1,200,059 for the quarter ended March 31, 2014. Cash used in investing activities during the quarter ended March 31, 2015 includes cash expenditures of $750,054 (2014 - $898,024) on the acquisition of property and equipment. Equipment purchases included new mining, milling and processing, and transportation equipment for the Company’s San Gonzalo Mine and Avino stockpile operation. During the quarter ended March 31, 2015, the Company also incurred cash expenditures of $5,803,929 (2014 - $302,035) on exploration and evaluation activities, of which $3,901,711 relate to the exploration and advancement of the Avino Mine and $1,902,218 relate to the exploration of the Bralorne Mine. During the three months ended March 31, 2015, the Company also received a concentrate prepayment of $5,066,400 for concentrate shipped in April 2015.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

(a)

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended March 31, 2015 and 2014 are as follows:

	2015	2014
Salaries, benefits, and consulting fees	$190,505	$352,239

(b)

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. At March 31, 2015, the Company had made advances to Oniva International Services Corp. of $96,706 (December 31, 2014 - $121,639). At March 31, 2015 and December 31, 2014 the following amounts were due to related parties:

	March 31, 2015	December 31, 2014
Directors	$20,087	$19,259
Intermark Capital Corp.	-	21,875
Jasman Yee & Associates, Inc.	7,631	4,032
Oniva International Services Corp.	177,427	171,650
Wear Wolfin Designs Ltd.	-	5,250
	$205,145	$222,066

(c)	Other related party transactions

The Company has entered into a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The Company and its subsidiary each hold a 1/5 indirect beneficial ownership interest in Oniva, with three other public companies holding equal 1/5 indirect beneficial ownership interests. David Wolfin and Malcolm Davidson, the Company’s CEO and CFO, serve as directors of Oniva, and certain of the Company’s directors and officers also serve in those capacities in all five of the other companies. The companies’ interests in Oniva are held in trust by David Wolfin and a family member of Mr. Wolfin. The cost sharing agreement may be terminated with one-month notice by either party without penalty. The transactions with Oniva during the period are summarized below:

	March 31, 2015	March 31, 2014
Salaries and benefits	$117,677	$98,994
Office and miscellaneous	146,634	84,446
	$264,311	$183,440

Salaries and benefits above included $9,593 for key management personnel compensation that has been included in (a) above.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the three months ended March 31, 2015, the Company paid $62,500 (2014 - $245,833, including a one-time bonus) to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”), a company whose managing director is Jasman Yee, a director of the Company, for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. For the three months ended March 31, 2015 and 2014, the Company paid $18,240 and $21,120 respectively to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, the Company’s president and CEO and also a director, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the three months ended March 31, 2015 and 2014, the Company paid $7,500 and $7,500 respectively to WWD.

Financial Instruments and Risks

The fair values of the Company’s cash and cash equivalents, amounts receivable, amounts due to related party, and accounts payable approximate their carrying values because of the short-term nature of these instruments. The fair values of investments in related and other companies are based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash and cash equivalents and accounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At March 31, 2015, no amounts were held as collateral.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash and cash equivalents at March 31, 2015 in the amount of $4,894,659 (December 31, 2014 - $4,249,794) in order to meet short-term business requirements. At March 31, 2015, the Company had current liabilities of $12,053,809 (December 31, 2014 - $6,476,148). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portion of finance lease obligations is due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment. The concentrate prepayment is settled upon delivery of concentrate, with any shortfall remedied in cash or in concentrate at the buyer’s determination.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

(c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican Pesos and US dollars:

	March 31, 2015		December 31, 2014
	MXN	USD	MXN	USD
Cash and cash equivalents	$1,089,846	$3,245,397	$2,532,442	$3,382,302
Amounts receivable	-	1,849,595	-	1,350,874
Accounts payable and accrued liabilities	(18,325,937)	(1,381,595)	(10,805,057)	(786,490)
Finance lease obligations	(572,680)	(2,540,349)	(908,005)	(2,788,356)
Warrant liability	-	(216,942)	-	(206,611)
Net exposure	(17,808,771)	956,106	(9,180,620)	951,719
Canadian dollar equivalent	$(1,481,512)	$1,211,070	$(722,056)	$1,104,088

Based on the net Canadian dollar denominated asset and liability exposures as at March 31, 2015, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the three months ended March 31, 2015 by approximately $132,364 (December 31, 2014 - $45,188). The Company has not entered into any foreign currency contracts to mitigate this risk.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At March 31, 2015, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in the market price of silver would have an impact on net earnings of approximately $270,365 (December 31, 2014 - $489,808), and a 10% change in the market price of gold would have an impact on net earnings of approximately $92,858 (December 31, 2014 - $210,058).

The Company is exposed to price risk with respect to its investments in related companies and its investments in other companies as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At March 31, 2015, a 10% change in market prices would have an impact on net earnings of approximately $7,995 (December 31, 2015 - $5,389).

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d) Classification of Financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value by level within the fair value hierarchy as at March 31, 2015:

	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$4,894,659	$-	$-
Investments in related companies	64,935	-	-
Investments in other companies	55,000	-	-
Financial Liabilities
Warrant liability	-	-	(274,779)
	$5,014,594	$-	$(274,779)

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

Commitments

The Company has a cost sharing agreement with Oniva that may be terminated with one-month notice by either party.

The Company and its subsidiaries have various lease agreements for their office premises, use of land, and equipment. The Company has commitments in respect of these lease agreements as follows:

	March 31, 2015	December 31, 2014
Not later than one year	$266,178	$301,121
Later than one year and not later than five years	137,438	134,291
Later than five years	59,481	56,235
	$463,097	$491,647

In April 2015, the Company entered into a lease agreement with Caterpillar Finance for new mining equipment. The agreement is for a principal amount of US$627,588, bears interest at 4.5%, and is payable over 36 months from October 1, 2015 at a monthly rate of US$18,669.

Changes in Accounting Standards

The mandatory adoption of the following new and revised accounting standards and interpretations on January 1, 2015, had no significant impact on the Company’s consolidated financial statements for the periods presented:

Annual improvements

In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles, effective for annual periods beginning on or after July 1, 2014.

The following accounting standards were issued but not yet effective as of March 31, 2015:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

IFRS 7 Financial instruments: Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements

The amendments to IFRS 10 will require a full gain or loss to be recognized when a transaction involves a business (whether it is housed in a subsidiary or not), while a partial gain or loss would be recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact these amendments are expected to have on its consolidated financial statements.

Annual improvements

In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after July 1, 2016. These annual improvements made necessary but non-urgent amendments to existing IFRSs. These amendments are not expected to have a significant impact on the Company's consolidated financial statements.

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at May 11, 2015, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)

Share capital	36,345,695	-	-
Warrants	1,033,059	US$2.87	1.78
Stock options	3,210,500	$1.02 - 1.90	0.33 – 4.62
Fully diluted	40,589,254	-	-

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

The following are details of outstanding stock options as at March 31, 2015 and May 11, 2015:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (March 31/15)	Number of Shares Remaining Subject to Options (May 11/15)
September 10, 2015	$1.05	225,000	225,000
January 18, 2016	$1.02	745,500	745,500
September 30, 2016	$1.02	650,000	650,000
February 18, 2018	$1.60	195,000	195,000
September 9, 2018	$1.62	360,000	360,000
September 19, 2019	$1.90	855,000	855,000
December 22, 2019	$1.90	180,000	180,000
Total:		3,210,500	3,210,500

The following are details of outstanding warrants as at March 31, 2015 and May 11, 2015:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (March 31/15)	Number of Underlying Shares (May 11/15)
February 25, 2017	US$2.87	1,033,059	1,033,059
Total:		1,033,059	1,033,059

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Under Canadian securities legislation, venture issuers are not required to certify the design and evaluation of their disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). Accordingly, the Company has not completed such an evaluation. Inherent limitations on the ability of the CEO and CFO to design and implement on a cost-effective basis DC&P and ICFR for the Company may result in additional risks to the quality, reliability, transparency, and timeliness of interim and annual filings and other reports provided under securities legislation.

The CEO and CFO are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the Company’s quarterly and annual venture issuer basic certificates.

If the CEO and the CFO were to complete an evaluation of the Company’s DC&P and ICFR as at March 31, 2015, as required for certificates issued by non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings(NI 52-109), the CEO and the CFO would likely conclude that the Company’s ICFR and DC&P were ineffective as at March 31, 2015.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

Based on their knowledge of the Company’s ICFR, the CEO and the CFO noted the following material weaknesses:

a)

Lack of segregation of duties: Due to limited staff resources, the Company believes there are instances where a lack of segregation of duties exists, which may limit controls that are otherwise effective; and

b)

Limited in-house technical accounting and tax expertise: Due to limited staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

As such, there is a reasonable possibility that the Company’s ICFR will fail to prevent or detect a material misstatement in the financial statements on a timely basis. These material weaknesses and related risks are not uncommon for a company the size of Avino because of limitations in resources, including the number of staff. To mitigate these risks, the Company hired additional financial reporting personnel, engaged external technical accounting and tax advisors and experts, increased the frequency of on-site visits to and inspections of the accounting records in Mexico, and enhanced the involvement of the Audit Committee and Board of Directors in reviews and consultations where necessary.

Other than the mitigating steps taken to reduce the risks posed by the material weaknesses as indicated above, there have been no other changes in the Company’s DC&P and ICFR that occurred during the three months ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s DC&P and/or ICFR.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of May 11, 2015. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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